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                               July 12, 2022

       Michael Loparco
       Chief Executive Officer
       Symbotic Inc.
       200 Research Drive
       Wilmington, MA 01887

                                                        Re: Symbotic Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 29, 2022
                                                            File No. 333-265906

       Dear Mr. Loparco:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. Please disclose the price that the selling securityholders paid for the securities being registered for resale.
   2. We note the significant number of redemptions of your Class A common stock in connection with your
business combination and that the shares being registered for resale will constitute a
considerable percentage of your public float. Highlight the significant negative impact sales
of shares on this registration statement could have on the public trading price of the
Class A common stock.
 Michael Loparco
FirstName  LastNameMichael Loparco
Symbotic Inc.
Comapany
July       NameSymbotic Inc.
     12, 2022
July 12,
Page  2 2022 Page 2
FirstName LastName
Future sales, or the perception of future sales..., page 38

3. To illustrate the risk of the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Company Overview, page 81

4. In light of the significant number of redemptions please expand your discussion of capital
         resources to address any changes in the company   s liquidity position
since the business
         combination. If the company is likely to have to seek additional capital, discuss the effect
         of this offering on the company   s ability to raise additional
capital.
5. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that SVF II SPAC Investment 3 (DE) LLC and Walmart Inc., beneficial owners of 39.5% and 29.6% of your outstanding shares, respectively, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
General

6. Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares, and the price that the public securityholders acquired their shares. To the extent applicable, disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
 Michael Loparco
FirstName  LastNameMichael Loparco
Symbotic Inc.
Comapany
July       NameSymbotic Inc.
     12, 2022
July 12,
Page  3 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Josh
Shainess, Legal Branch Chief, at (202) 551-7951, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Matthew B. Goodman